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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35285

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FROST BROKERAGE SERVICES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 WEST HOUSTON STREET
(No. and Street)

SAN ANTONIO	TEXAS	78205
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MICHAEL.MARRONE@FROSTBANK.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG LLP
(Name – if individual, state last, first, and middle name)

111 WEST HOUSTON STREET STE 1901	SAN ANTONIO	TEXAS	78205
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angela Holliday   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FROST BROKERAGE SERVICES, INC.   , as of 12/31   , 2 023   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SUE ANN PALITZA
Notary Public, State of Texas
My Comm. Exp. 09-10-2026
ID No. 12995233-6

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Frost Brokerage Services, Inc.

Financial Statements and Supplemental Information
With Report of Independent Registered Public Accounting Firm

December 31, 2023

Frost Brokerage Services, Inc.
Financial Statements and Supplemental Information

December 31, 2023

Table of Contents



Ernst & Young LLP
The Frost Tower
111 West Houston Street
Suite 1901
San Antonio, TX 78205

Tel: +1 210 228 9696
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Frost Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Frost Brokerage Services, Inc., (the Company) as of December 31, 2023, the related statement of income, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1987.
March 22, 2024

Frost Brokerage Services, Inc.
Statement of Financial Condition
(Dollars in thousands)

December 31, 2023

Assets:

Cash	$	577
Securities owned		30,265
Brokerage, annuity and insurance commissions receivable, net		1,206
Trading income receivable		230
Prepaid expenses and other assets		378
Deferred tax assets, net		88
Total assets	$	32,744

Liabilities:

Accrued liabilities and employee benefits	$	1,539
Deferred income		164
Income taxes payable to Cullen/Frost		55
Total liabilities		1,758

Shareholder's Equity:

Common stock, par value $0.01 per share; 100,000 shares authorized, issued and outstanding		—
Additional paid-in capital		327
Retained earnings		30,659
Total shareholder's equity		30,986
Total liabilities and shareholder's equity	$	32,744

See accompanying Notes to Financial Statements

Frost Brokerage Services, Inc.
Statement of Income
(Dollars in thousands)

Year Ended December 31, 2023

Revenue:

Brokerage commissions, net	$	14,662
Trading income		3,250
Annuity and life insurance commissions		2,672
Interest income		1,380
Clearing broker volume bonus		839
Other income		293
Total revenue		23,096

Expenses:

Employee compensation and benefits	14,458
General and administrative	1,628
Technology, occupancy and equipment	1,155
Professional services	778
Total expenses	18,019

Income before income taxes		5,077
Income tax expense		1,092
Net income	$	3,985

See accompanying Notes to Financial Statements

Frost Brokerage Services, Inc.
Statement of Changes in Shareholder's Equity
(Dollars in thousands)

Year Ended December 31, 2023

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at beginning of year	$ —	$ 327	$ 26,674	$ 27,001
Net income	—	—	3,985	3,985
Balance at end of year	$ —	$ 327	$ 30,659	$ 30,986

See accompanying Notes to Financial Statements

Frost Brokerage Services, Inc.
Statement of Cash Flows
(Dollars in thousands)

Year Ended December 31, 2023

Operating activities		
Net income	$	3,985
Net tax benefit (expense) from stocked-based compensation		(1)
Deferred income tax expense		36
Net change in:		
Securities owned		(4,386)
Commissions receivable		(35)
Trading income receivable		(47)
Prepaid expenses and other assets		(5)
Accrued liabilities and employee benefits		550
Deferred income		(195)
Income taxes payable to Cullen/Frost		(50)
Net cash from operating activities		(148)
Net change in cash		(148)
Cash at beginning of period		725
Cash at end of period	$	577
Supplemental disclosures		
Cash paid to Cullen/Frost for income taxes	$	1,103

See accompanying Notes to Financial Statements

December 31, 2023

Note 1 - Organization and Nature of Operations

Frost Brokerage Services, Inc. is registered as a fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934. The terms "the Company," "we," "us" and "our" mean Frost Brokerage Services, Inc., when appropriate. We principally engage in executing general securities transactions on behalf of our clients. We operate under a clearing agreement with National Financial Services Company ("NFS"), whereby NFS assumes and maintains our customer accounts on a fully disclosed basis.

We are a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and are subject to regulation by the United States Securities and Exchange Commission ("SEC") and FINRA. We are also a member of the Securities Investors Protection Company ("SIPC"), a nonprofit membership company designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer.

We are a wholly owned subsidiary of Frost Bank, a wholly owned banking subsidiary of Cullen/Frost Bankers, Inc. ("Cullen/Frost").

Note 2 - Summary of Significant Accounting Policies

We follow accounting and financial reporting policies that conform to accounting principles generally accepted in the United States and to general practices within the securities industry.

Subsequent Events. We have evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. No subsequent events occurred during this period that require recognition or disclosure in these financial statements.

Litigation. We are subject to various claims and legal actions that have arisen in the course of conducting business. Management does not expect the ultimate disposition of these matters to have a material adverse impact on our financial statements.

Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition. We derive commission and trading revenues from customer transactions in securities, annuities and life insurance. Commission and trading revenues and related expenses from transactions are recognized on a trade-date basis. Nearly all of our revenue is generated from customers located in Texas. Based on existing agreements, we receive cash marketing allowances from third party mutual fund companies to be used for marketing-related expenditures. Marketing allowances are accounted for as a reduction of marketing expenses when the marketing expense is incurred. The remaining marketing allowance balance at December 31, 2023, which totaled $71 thousand, is reported as a component of deferred income in the accompanying Statement of Financial Condition, as these are the estimated marketing expenses.

Securities Owned. Securities owned are valued at estimated fair value as determined by quoted market values. The resulting differences between cost and fair value are included as a component of trading income in the accompanying Statement of Income.

Brokerage and Insurance Commissions Receivable, Net. Brokerage commissions receivable is comprised of revenue related to brokerage commissions, 12b-1 fees and mutual funds concessions, interest income and other income receivable related to transactions cleared through various third parties. Brokerage commission receivable are presented net of fees payable due to the third parties. We consider the brokerage commissions and insurance receivable fully collectible as the majority of the receivables have been collected subsequent to period end but

before the date these financial statements were issued; therefore, management has concluded that no allowance is required.

Trading Income Receivable. Trading income receivable represents the markup earned from fixed income security trade transactions but not yet received. We consider the trading income receivable fully collectible as the majority of the receivables have been collected subsequent to period end but before the date these financial statements were issued; therefore, management has concluded that no allowance is required.

Share-Based Payments. Cullen/Frost maintains a stock compensation plan under which we may grant of various types of awards to participating employees. Compensation expense related to awards currently outstanding is related to non-vested stock units. This expense is based on the fair value of the underlying awards on the measurement date, which is generally the date of the grant, and is recognized ratably over the service periods of each award. The fair value of non-vested stock units is generally the market price of our stock on the date of grant. The impact of forfeitures of share-based payment awards on compensation expense is recognized as forfeitures occur.

Income taxes. Our operations are included in the consolidated federal income tax return filed by Cullen/Frost using a calendar year-end. Our federal income tax provision is determined as if we filed a separate return using the consolidated statutory federal income tax rate for Cullen/Frost (21% during the period presented), as this is the rate charged to us by Cullen/Frost. The income tax effects related to settlements of share-based payment awards are reported in earnings as an increase (or decrease) to income tax expense (see Note 6 - Income Taxes).

Note 3 - Transactions with Customers

NFS clears transactions for our customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS. We do not hold customer cash or securities in connection with such transactions.

We do not generally extend credit to customers. However, in the limited instances where we do extend credit to customers through the clearing broker, we seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. We, in addition to the clearing broker, monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

As an introducing broker, we clear all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmit all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities expose us to off-balance-sheet risk in the event that the customer and/ or clearing broker is unable to fulfill its obligations. We have agreed to indemnify the clearing broker for any losses sustained from customer accounts we introduced. At December 31, 2023, there were no material amounts to be indemnified to the clearing broker for such customer accounts.

Note 4 - Securities Owned

At December 31, 2023, trading securities totaled $30.3 million and consisted entirely of short-term U.S. Treasury securities reported at estimated fair value with changes in unrealized holding gains and losses included in income. These securities are not purchased to be resold to customers and are for our investment and liquidity purposes only. All securities owned at December 31, 2023 will contractually mature within one year. Securities with carrying amounts totaling $59 thousand at December 31, 2023, were pledged to NFS for surety purposes.

Note 5 - Employee Benefit Plans

As a subsidiary, we participate in various employee benefit plans offered by Cullen/Frost, including a 401(k) stock purchase plan, a defined benefit pension plan and a stock compensation plan. Expenses related to these plans are included in employee compensation and benefits in the accompanying Statement of Income.

The 401(k) stock purchase plan is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions in an amount no less than 2% and not exceeding 50% of eligible compensation and subject to dollar limits from Internal Revenue Service regulations. We match 100% of employee contributions to the plan based on the amount of each participant's contributions up to a maximum of 6% of eligible compensation. Eligible

employees must complete 30 days of service in order to enroll and vest in matching contributions immediately. The matching contribution is initially invested in Cullen/Frost common stock. However, employees may immediately reallocate the matching portion, as well as invest their individual contribution, to any of a variety of investment alternatives offered under the plan. We may make additional profit sharing contributions to the plan. All such contributions are made at our discretion and may be made without regard to current or accumulated profits. Contributions are generally allocated to eligible participants uniformly, based upon compensation, age and/or other factors. Plan participants self-direct the investment of allocated contributions by choosing from a menu of investment options. Profit sharing contributions are subject to withdrawal restrictions and participants vest in their allocated contributions after three years of service. Expense related to this plan totaled $627 thousand during 2023.

The defined benefit pension plan (the "Retirement Plan") is a non-contributory plan that was frozen as of December 31, 2001. The plan provides pension and death benefits to substantially all employees who had attained the age of 21 years and had completed at least one year of service prior to December 31, 2001. Expense is recognized based upon actual contributions to the plans. There were no contributions, and thus no expense, related to this plan during 2023.

Certain employees are granted non-vested stock awards in shares of Cullen/Frost common stock. Compensation expense related to these awards totaled $169 thousand during 2023.

Note 6 - Income Taxes

We are included in the consolidated federal income tax return filed by Cullen/Frost. Our income tax provision is computed in accordance with a tax sharing agreement whereby we are paid for the tax benefit of any loss provided to Cullen/Frost, or alternatively, we pay Cullen/Frost for the incremental tax liability resulting from any profit we realize. We file separate or combined state and local income/margin tax returns where applicable. State and local taxes have been provided for in these financial statements.

The components of income tax expense for 2023 are presented in the table below:

Current income tax expense:		
Federal	$	1,049
State		7
Deferred income tax expense		36
Income tax expense, as reported	$	1,092

Reported income tax expense for 2023 differs from the amount computed by applying the U.S. federal statutory income tax rate of 21% to income before income taxes as follows:

Income tax expense computed at the statutory rate	$	1,066
Meals and entertainment		20
Other		6
Income tax expense, as reported	$	1,092

Accounting Standards Codification "ASC" 740, Income Taxes, prescribes criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There were no significant tax positions taken by management that required accrual as of December 31, 2023.

Deferred tax assets and liabilities are the expected future tax amounts resulting from the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, computed using enacted tax rates. Deferred taxes at December 31, 2023 were as follows.

Deferred tax assets:		
Stock-based compensation	$	70
Bonus accrual		67
Deferred revenue		30
Deferred tax liabilities:		
Prepaid expenses		(76)
Depreciation		(3)
Net deferred tax asset	$	88

No valuation allowance for deferred tax assets was recorded at December 31, 2023, as management believes it is more likely than not that all of the deferred tax assets will be realized against deferred tax liabilities and projected future taxable income.

We file income tax returns in the U.S. federal jurisdiction. We are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2020.

Note 7 - Related-Party Transactions

Intercompany Management and Administrative Expenses. Frost Bank provides us certain management and administrative services in accordance with a management services agreement that is reviewed and updated annually. The services provided include, but are not limited to, payroll processing, audit, marketing support, technical support, and financial operations. We reimbursed Frost Bank for the cost of these services, which totaled $501 thousand for 2023 and is included in general and administrative expense in the accompanying Statement of Income.

Rental Expense. We lease corporate office space under a one-year rental agreement with Frost Bank. This lease was renewed for a one-year term effective January, 2024. Furthermore, we maintain a desk rental licensing agreement with Frost Bank wherein Frost Bank provides us with office space at various Frost Bank branch locations. Under the terms of the agreement, the license period commenced on January 1, 2015 and continues for successive 12-month periods until terminated by sixty days' prior written notice by either party. Rental expense for the corporate office lease and the desk rental license agreement totaled $172 thousand and $89 thousand, respectively, for 2023 and is included in technology, occupancy and equipment expense in the accompanying Statement of Income. Future minimum payments due under the corporate office lease and desk rental license agreement totaled $285 thousand at December 31, 2023.

Managed Accounts at Frost Investment Services. Frost Investment Services, LLC ("Frost Investment Services") is a wholly owned subsidiary of Frost Bank. Certain of our employees who perform brokerage duties for us also manage fiduciary investment accounts for Frost Investment Services. As as result, for the year ended December 31, 2023, our employee compensation and benefits expense in the accompanying Statement of Income was reduced by $135 thousand related to the management of these fiduciary investment accounts by our employees.

Note 8 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio exceeds 10 to 1). At December 31, 2023, we had net capital of $29.3 million, which was $29.1 million in excess of our required net capital of $250 thousand. At such date, the ratio of aggregate indebtedness to net capital was 6.00%.

Note 9 - Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, we utilize valuation techniques that are consistent with the market approach. ASC Topic 820 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy includes (i) Level 1 inputs that are unadjusted quoted prices in active markets for identical assets or liabilities, (ii) Level 2 inputs that are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly and (iii) Level 3 inputs that are unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities. All of our securities owned are reported at fair value utilizing Level 1 inputs. For these securities, we obtain fair value measurements from an independent pricing service. We review the fair value measurements for reasonableness to ensure such prices are aligned with traditional pricing matrices.

Note 10 - Accounting Standards Updates

ASU 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions." ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. ASU 2022-03 also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction and requires certain new disclosures for equity securities subject to contractual sale restrictions. ASU 2022-03 will be effective for us on January 1, 2024. The adoption of ASU 2022-03 is not expected to have a significant impact on our financial statements.

ASU 2023-01, "Leases (Topic 842): Common Control Arrangements." ASU 2023-01 requires entities to amortize leasehold improvements associated with common control leases over the useful life to the common control group. ASU 2023-01 also provides certain practical expedients applicable to private companies and not-for-profit organizations. ASU 2023-01 will be effective for us on January 1, 2024 and its adoption is not expected to have a significant effect on our financial statements.

ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 requires public business entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if items meet a quantitative threshold. ASU 2023-09 also requires all entities to disclose income taxes paid, net of refunds, disaggregated by federal, state and foreign taxes for annual periods and to disaggregate the information by jurisdiction based on a quantitative threshold, among other things. ASU 2023-09 is effective for us on January 1, 2025, though early adoption is permitted. ASU 2023-09 is not expected to have a significant impact on our financial statements.

Supplemental Information

Frost Brokerage Services, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1
(Dollars in thousands)
December 31, 2023

Computation of net capital:

Total ownership equity from Statement of Financial Condition		$	30,986
Deduct ownership equity not allowable for Net Capital			—
Total ownership equity qualified for Net Capital		$	30,986
Total capital and allowable subordinated liabilities		$	30,986

Deductions and/or charges:
Non-allowable assets:

Receivables from parent or affiliates	$	—	
Other unsecured receivables		1,210	
Prepaid expenses		378	
Net deferred tax asset		88	
Total deductions and/or charges			1,676
Net Capital before haircuts on securities positions		$	29,310
Net Capital		$	29,310

Computation of basic net capital requirements:

Minimum dollar net capital required (6-2/3 % of total aggregate indebtedness)	$	117
Minimum dollar net capital requirement of reporting broker or dealer	$	250
Net capital requirement (whichever is greater)	$	250
Excess net capital	$	29,060
Net capital less 120% of minimum net capital requirement	$	29,010

Computation of aggregate indebtedness:

Total aggregate indebtedness from Statement of Financial Condition	$	1,758
Percentage of aggregate indebtedness to net capital		6.00 %

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited Part II of Form X-17A-5 filing as of December 31, 2023 submitted on March 22, 2024.



Ernst & Young LLP
The Frost Tower
111 West Houston Street
Suite 1901
San Antonio, TX 78205

Tel: +1 210 228 9696
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Frost Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Frost Brokerage Services, Inc. exemption report, in which Frost Brokerage Services, Inc. (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(i) and(2)(ii) (the "exemption provisions")

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2023, except as described in its exemption report.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2023 except as described in its exemption report.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 22, 2024

FROST BROKERAGE SERVICES, INC
CONFIDENTIAL

Schedule II -Exemption from filing Compliance Report
Required by SEC Rule 15c3-3

The Company is a registered broker-deal subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240. 17A-5, "Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by 17 CF.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240, 15c3-3 under the provisions of 17C.F.R. 240.15c3-3 (k) (2): (i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R.240. 15c3-3 (k) (2) (i) and (ii) throughout the year ended December 31, 2023, except as otherwise described and stated in the exception documentation.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023, except as otherwise described and stated in the exception documentation.

Frost Brokerage Services, Inc

I, Angela Holliday, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_______________________ March 22, 2023
Signature Date

Angela Holliday, CEO_& President__________
Print Name and Title